Exhibit 10.12

December 19, 2007

Mr. Michael O’Reilly M.D., M.S.

Dear Michael:

It is with great pleasure that we extend this formal offer to you to join Masimo as Executive Vice President, Medical Affairs, reporting to me. A detailed job description will be provided during your New Hire Orientation.

Terms and conditions of this offer include the following:

Starting Date:	As soon as possible but no later than one week from the date of this letter.

Annual Salary:	$292,000 paid at a bi-weekly rate of $11,230.76 per pay period. Should you accept a teaching position (which would not conflict with your responsibilities at Masimo) for one day per week with a local university, the pay associated with that position will be deducted from your base salary.

Annual Bonus:	You will be eligible to participate in Masimo’s Bonus Plan for up to 40% of your salary based on Company and individual objectives being met.

Benefits:	Benefits including health/dental and other insurance, 401(k), vacation, holiday, and sick leave will be per Company policy. Insurance coverage will begin the first of the month following employment.

Relocation:	You agree to relocate your residence to Orange County within 60 days of your start date. The Company will reimburse you for up to $50,000 toward relocation costs in accordance with our Company relocations guidelines (attached).

It is important that you make a fully informed and voluntary decision to relocate including familiarizing yourself with the housing, schools, and any other variables of specific interest to you and your family.

Mr. Michael O’Reilly M.D., M.S.

December 19, 2007

As a member of our Team, you will be eligible to receive options under Masimo’s Stock Option Plan as determined by the Board of Directors and Shareholders. It will be recommended to the Board to issue you an option to purchase 100,000 shares of Common Stock, vesting 20% per year over five years and exercisable at fair market value, as determined by the Board of Directors and Shareholders, at the time the option is granted.

Employment with Masimo is “at-will” and not for a specific term. This means that either you or the Company is free to terminate your employment relationship at any time with or without reason or advanced notice. You will receive a copy of Masimo’s Employee Handbook during your new hire orientation. It is your responsibility to familiarize yourself with the contents of the Handbook as well as Company policies and procedures.

This letter sets forth all the terms of our offer and it supersedes all prior offers, agreements and discussions, whether written or oral. The terms of this offer cannot be modified or amended by any supervisor or by any action of Masimo except a written agreement signed by an officer of the Company.

Please acknowledge your acceptance of this offer by signing below and returning the original. If we have not received your signed acceptance by December 26, 2007, this offer will be withdrawn.

If there are any questions relative to this offer or any aspects of the Company, please feel free to contact me. We look forward to your joining our Team, and we are confident your employment will be a mutually rewarding experience.

Sincerely,

/s/ Joe E. Kiani	12-28-07
Joe E. Kiani	Date
Chairman of the Board

Offer Acceptance:

/s/ Michael O’Reilly	26 Dec 07
Michael O’Reilly M.D., M.S.	Date